Exhibit 15
Telvent Announces First Quarter 2006
Financial Results
· Revenues Increase 26.1% to €95.3 Million Year-Over-Year.
· Pro Forma EPS of €0.18 Per Diluted Share.
Madrid — May 30, 2006 — Telvent GIT, S.A. (NASDAQ: TLVT), the Global RealTime IT Company, today announced unaudited financial results for the first quarter ended March 31, 2006.
Telvent’s first quarter 2006 revenues totaled €95.3 million, an increase of €19.7 million or 26.1 percent, versus €75.6 million reported for the first quarter of 2005.
Net income for first quarter 2006 was €4.7 million, an increase of €1.7 million or 55.1 percent, versus €3.0 million reported for the first quarter of 2005. Earnings per diluted share for the first quarter of 2006 were €0.16 (based on a weighted average of 29,247,100 shares outstanding), compared to €0.10 per diluted share (29,247,100 shares) in the first quarter of 2005.
Pro forma net income for the first quarter 2006 was €5.4 million, an increase of 38.8 percent, versus €3.9 million for the first quarter of 2005. Pro forma earnings per diluted share (EPS) for the first quarter 2006 were €0.18 (29,247,100 shares), versus €0.13 (29,247,100 shares) for the first quarter of 2005.
Pro forma net income excludes the amortization of intangible assets from the purchase price allocations in our acquisitions, stock compensation plan expenses and mark to market hedging, that Telvent believes are not indicative of its core performance or results. A reconciliation between GAAP, pro forma net income and EPS is provided in this release in a table immediately following the condensed consolidated financial statements.
“Telvent had a strong start to the year. Increasing demand from the utilities market, good momentum in international traffic and strong performance in transport, helped us to deliver double-digit revenue growth in four of our core business segments, along with double-digit expansion of total revenues and earnings,” said Manuel Sánchez Ortega, Telvent’s Chairman and Chief Executive Officer.
We continued our strategic focus on selling higher value-added solutions to our customers, which has driven improvements in margins and profit performance. With strong bookings and backlog, we expect to have very good visibility for the rest of fiscal 2006.”

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Gross margin was 24.5 percent in the first quarter of 2006, equaling the gross margin in the first quarter of 2005.
Operating expenses, as a percentage of revenues, were 19.1 percent in the first quarter of 2006. This represented an increase of €4.2 million or 0.6 percentage points from the same period last year. This was mainly due to expenses incurred in connection with Telvent’s Sarbanes-Oxley Act (SOX) compliance implementation, together with sales and marketing efforts to support the Company’s North American growth plan.
Income from operations, as a percentage of revenues, was 5.5 percent in the first quarter of 2006, compared to 6.0 percent in the first quarter of 2005.
As of March 31, 2006, cash and cash equivalents was €79.8 million and total debt (including net €6.5 million credit line due to related parties) was €50.4 million, resulting in a net cash position of €29.4 million. As of December 31, 2005, net cash position was €58.1 million.
For the first quarter 2006, cash used in operating activities net of property, plant and equipment additions, was €21.8 million. For the same period in 2005, cash used was €7.4 million.
Segment Discussion
Energy
Revenues for the Energy segment in first quarter 2006 were €41.3 million, an increase of €6.1 million, or 17.2 percent, from €35.3 million in first quarter 2005. Gross margin in this segment was 25.9 percent in first quarter 2006 versus 23.7 percent in 2005. In the Oil and Gas sector, the most important contract entered into during the quarter was the Dagang — Jinan pipeline SCADA project for Petrochina, for a total amount of $2.2 million (€1.8 million). In the Electricity sector, the most significant contract entered into was the telecontrol system for the High Speed Railway (AVE) between Madrid and Segovia. This contract includes the engineering, supply, installation and testing of field equipment and control systems necessary to guarantee the energy supply to this important line for the National Spanish Train System. The contract amount is €2.7 million.
Traffic
Revenues for the Traffic segment during the first quarter 2006 were €26.8 million, an increase of €2.3 million, or 9.5 percent, up from the €24.5 million recorded in the same period of 2005. Gross margin in this segment was 21.5 percent in first quarter 2006, versus 21.2 percent in first quarter 2005. The most significant contract in the Traffic segment during the first quarter was the new toll management system for Chicago’s Skyway Toll Bridge. The Chicago Skyway Toll Bridge is a 7.8 miles (12 kilometres), six lane major thoroughfare servicing more than 50,000 daily Skyway bridge users. The total contract amount is €1.2 million.

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Transport
Revenues for the Transport segment during the first quarter 2006 were €8.9 million, an increase of €5.4 million, or 151.4 percent, from €3.6 million during the same period in 2005. Gross margin in this segment was 15.5 percent in first quarter 2006, versus 26.5 percent in the same period of 2005. The most significant contract in this segment was the Automatic Fare Collection (AFC) system for Metro Madrid’s new lines. The contract includes the supply and installation of an access control system and automatic ticket vending machines. The contract amount is €6.8 million.
Environment
Revenues for the Environment segment during first quarter 2006 were €9.4 million, an increase of €4.7 million, or 98.4 percent, from €4.7 million during the same period in 2005. Gross margin in this segment was 28.0 percent in first quarter 2006, versus 20.9 percent in the same period of 2005. The most significant contract in this segment was the renewal of the maintenance contract and extension of the fire alarm SCADA system for the Fire Emergency Services Authority (FESA) of Western Australia. The contract annuity is worth €160,000 includes the outsourcing of FESA’s administrative management and customer billing.
Other
Revenues for the Other segment during first quarter 2006 were €8.8 million, an increase of €1.3 million, or 16.9 percent, from €7.5 million in the same period in 2005. Gross margin in this segment was 32.8 percent in first quarter 2006, versus 40.3 percent in 2005. The most significant contract in this segment was the design and installation of the communications infrastructure and data processing center at the Virgen del Rocío University Hospital. The project will implement advanced communications technologies and logical security. The contract amount is €1.5 million.
Backlog
Backlog (representing the portion of signed contracts for which performance is pending) as of March 31, 2006 was €446.7 million, which reflects 43.1 percent growth over the €312.1 million in backlog at the end of March 2005.
New Bookings
New order bookings (or new contracts signed) in the first quarter 2006 were €143.7 million, a 40.7 percent increase from €102.1 million during the same period in 2005. We believe this shows the continued success of the Company’s new products and services solutions, and sales and marketing activity.
Pipeline
Pipeline, measured as management’s estimates of real opportunities within the next 6 to 12 months, is approximately €1.31 billion.

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Use of Non-GAAP Financial Information
To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we use certain non-GAAP measures, including pro forma net income and EPS. Pro forma net income and EPS are adjusted from GAAP-based results to exclude certain costs and expenses that we believe are not indicative of our core operating results. Pro forma results are one of the primary indicators management uses for evaluating historical results and for planning and forecasting future periods. We believe pro forma results provide consistency in our financial reporting which enhances our investors’ understanding of our current financial performance as well as our future prospects. Pro forma results should be viewed in addition to, and not in lieu of, GAAP results.
Conference Call Details
Telvent Chairman and CEO, Manuel Sánchez, Chief Financial Officer Ana Plaza, and Jose Ignacio del Barrio, Executive VP Business Development and Head of Investor Relations, will conduct a conference call to discuss the first quarter 2006 results, which will be simultaneously webcast at 9:00 A.M. Eastern Time / 3:00 P.M. Madrid Time on Tuesday, May 30, 2006.
To access the conference call, participants in North America should dial 800-374-0724 and international participants should dial +1 (706) 634-1387. A live webcast of the conference call will be available on the investor relations zone of Telvent’s corporate web site at www.telvent.com. Please visit the web site at least 15 minutes early to register for the teleconference webcast and download any necessary audio software. A replay of the call will be available on the web site approximately two hours after the conference call is completed. To access the replay, participants in North America should dial 800-642-1687 and international participants should dial +1 (706) 645-9291. The passcode for the replay is 9299126.
About Telvent
Telvent (Nasdaq: TLVT), the Global RealTime IT Company, specializes in high value add solutions and services in four industry sectors (Energy, Traffic, Transport and Environment). Its technology allows high performing companies to make real-time business decisions using data acquisition, control, and advanced operational applications, providing secure actionable information delivery to the enterprise.
Investor Relations Contact:
José Ignacio del Barrio
Phone: +34 902-335599
Email: jibarrio@telvent.abengoa.com
Mark Jones
Phone: +1 646 284-9414
Email: mjones@hfgcg.com
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,”

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“intends,” “assumes,” “will” or similar expressions. Forward-looking statements reflect management’s current expectations, as of the date of this press release, and involve certain risks and uncertainties. Telvent’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the “Risk Factors” described in Telvent’s Annual Report on Form 20-F for the year ended December 31, 2005, filed with the Securities and Exchange Commission on May 3, 2006.

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Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	March 31,	December 31,
	2006	2005
	(Unaudited)	(Audited)

Assets:
Current assets:
Cash and cash equivalents	€79,803	€80,010
Restricted cash	—	3,183
Other short-term investments	229	709
Derivative contracts	996	1,194
Accounts receivable (net of allowances of € 2,919 as of March 31, 2006 and € 2,650 as of December 31, 2005)	78,407	92,494
Unbilled revenues	93,811	77,069
Due from related parties	19,039	45,449
Inventory	19,419	11,622
Other taxes receivable	10,972	8,434
Deferred tax assets	6,294	6,043
Other current assets	1,876	1,532

Total current assets	€310,846	€327,739
Deposits and other investments	1,762	1,870
Property, plant and equipment, net of accumulated depreciation of € 42,360 as of March 31, 2006 and € 40,368 as of December 31, 2005	51,491	52,965
Long-term receivables and other assets	10,844	11,317
Deferred tax assets	14,507	14,446
Other intangible assets, net of accumulated depreciation of € 14,852 as of March 31, 2006 and € 14,231 as of December 31, 2005	13,986	10,143
Goodwill	16,914	16,862

Total assets	€420,350	€435,342

Liabilities and shareholders’ equity:
Accounts payable	€136,491	€150,246
Billings in excess of costs and estimated earnings	12,738	20,417
Accrued and other liabilities	16,871	9,418
Income and other taxes payable	8,521	17,835
Deferred tax liabilities	5,084	3,082
Due to related parties	21,871	11,146
Current portion of long-term debt	6,409	8,515
Short-term debt	23,241	23,958
Short-term leasing obligations	1,959	1,948
Derivative contracts	978	1,440

Total current liabilities	€234,163	€248,005
Long-term debt less current portion	14,308	15,310
Long-term leasing obligations	3,652	4,035
Other long term liabilities	7,103	7,507
Deferred tax liabilities	79	673
Unearned income	247	211

Total liabilities	€259,552	€275,741

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Unaudited Consolidated Balance Sheets
(In thousands of Euros, except share and per share amounts)

	As of	As of
	March 31,	December 31,
	2006	2005
	(Unaudited)	(Audited)

Minority interest	422	1,604

Commitments and contingencies

Shareholders’ equity:
Common stock, € 3.005 par value, 29,247,100 shares authorized, issued and outstanding, same class and series	87,889	87,889
Additional paid-in-capital	38,922	40,471
Deferred Compensation	—	(2,044)
Accumulated other comprehensive income	44	2,883
Retained earnings	33,521	28,798

Total shareholders’ equity	€160,376	€157,997

Total liabilities and shareholders’ equity	€420,350	€435,342

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Unaudited Consolidated Statements of Operations
(In thousands of Euros, except share and per share amounts)

	Three Months Ended March 31,
	2006	2005
Revenues	€95,306	€75,590
Cost of revenues	71,918	57,055

Gross profit	€23,388	€18,535

General and administrative	8,222	5,413
Sales and marketing	5,070	3,190
Research and development	2,980	3,369
Depreciation and amortization	1,884	2,013

Total operating expenses	€18,156	€13,985

Income from operations	5,232	4,550
Financial income (expense), net	571	(414)

Total other income (expense)	€571	€(414)

Income before income taxes	5,803	4,136
Income tax expense	1,198	484

Net income before minority interest	€4,605	€3,652

Loss/(profit) attributable to minority interests	118	(606)

Net income	€4,723	€3,046

Earnings per share
Basic and diluted net income per share	€0.16	€0.10

Weighted average number of shares outstanding
Basic and diluted	29,247,100	29,247,100

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Unaudited Condensed Consolidated Statements of Cash Flows
(In thousands of Euros, except share and per share amounts)

	Three Months Ended March 31,
	2006	2005
Cash flow from operating activities:
Net income before minority interest	€4,605	€3,652
Adjustments to reconcile net income to net cash provided by operating activities	4,208	5,214
Change in operating assets and liabilities	(29,326)	(17,774)
Change in operating assets and liabilities due to temporary joint ventures	(1,309)	1,507

Net cash used in operating activities	€(21,822)	€(7,401)

Cash flows from investing activities:
Restricted cash — guaranteed deposit of long term investments and commercial transactions	3,183	8,028
Due from related parties	24,862	17,965
Acquisition of subsidiaries, net of cash	(5,731)	—
Purchase of property, plant & equipment	(557)	(917)
Purchase of short-term investments	—	(18,431)
(Acquisition) disposals of investments	(173)	932

Net cash provided by investing activities	€21,584	€7,577

Cash flows from financing activities:
Repayment of short-term debt, net	(3,884)	(6,816)
Repayment of long-term debt, net	(717)	(5,617)
Due to related parties	4,319	548

Net cash used in financing activities	€(282)	€(11,885)

Net decrease in cash and cash equivalents	€(520)	€(11,709)
Net effect of foreign exchange in cash and cash equivalents	313	960
Cash and cash equivalents at the beginning of period	67,796	69,582
Joint venture cash and cash equivalents at the beginning of period	12,214	10,933

Cash and cash equivalents at the end of period	€79,803	€69,766

Supplemental disclosure of cash information:
Cash paid for the period:
Income taxes	€—	€—
Interest	€895	€1,636

Non-cash transactions:

Capital leases	€—	€211

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Reconciliation between GAAP and Proforma Income and EPS
(In thousands of Euros, except share and per share amounts)

	Three months ended
	March 31,
	2006	2005
GAAP basis income before income taxes	€5,803	€4,136

Adjustments to Net Income
Amortization of intangibles	541	402
Stock compensation plan expenses	494	210
Mark to market derivatives	(300)	546

Total Adjustments	735	1,158

Adjusted income before income taxes	€6,538	€5,294

Income tax provision	(1,282)	(815)
Profit attributable to minority interests	118	(606)

Proforma Net Income	€5,374	€3,873

Earnings per share
Basic and diluted net income per share	€0.18	€0.13

Weighted average number of shares outstanding
Basic and diluted	29,247,100	29,247,100